UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

SEC FILE NUMBER
10:   0 - 26151


13:   CUSIP NUMBER
14:   31186K106





20:  PART I - REGISTRANT INFORMATION


fashionmall.com, Inc.
Full Name of Registrant



Former Name if Applicable


575 Madison Avenue
Address of Principal Executive Office (Street and Number)


New York, NY 10022
City, State and Zip Code


PART II -  RULES 12b-25(b) AND (c)


42: If the subject report could not be filed without 43: unreasonable effort or expense and 44: the registrant seeks relief pursuant to 45: Rule 12b-25(b), the following should be 46: completed. (Check box if appropriate).

48:  X  (a) The reasons described in reasonable
    detail in Part III of this form
   could not be eliminated without unreasonable effort or expense;

53:    X  (b) The subject annual report, semi-annual report,
          transition report on
       Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule
 12b-25(c) has been attached if applicable.

   PART III - NARRATIVE

66: State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 67: N-SAR, or the transition report or portion thereof, could not be filed within the
prescribed time period.  (Attach Extra Sheets if Needed).

Financial information is not finalized.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


Richard S. Kalin, Esq.           212            239-8900
                       (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

 X     Yes               No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes               X     No



                    fashionmall.com, Inc.
           (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    11/14/00     By: s/Richard S. Kalin
                                   Richard S. Kalin,
                                   Assistant Secretary



                         ATTENTION
 International misstatements or omissions of fact constitute
       Federal Criminal Violations (See 18 U.S.C. 1001).



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